Exhibit (e) (iii)

SECOND AMENDMENT TO DISTRIBUTION AGREEMENT

THIS SECOND AGREEMENT is made as of December 1, 2013, by and between FMI Funds, Inc. (individually a “Fund” and collectively, the “Funds”) and Rafferty Capital Markets, LLC, (“RCM”), a corporation organized and existing under the laws of the State of New York.

WHEREAS, the Funds and RCM heretofore entered into an agreement dated September 1, 2010 (“Agreement”) and amended September 1, 2012, with regard to FMI Common Stock Fund, Inc. and FMI Funds, Inc. retaining RCM as principal underwriter in connection with the offering and sale of the shares of each series listed on Schedule A of the Agreement.

WHEREAS, Section 13 of the Agreement provides that provisions of the Agreement may be amended with the written consent of the other party and with the approval of the Board of the Funds including a majority of the Independent Directors; and;
WHEREAS, the sale of FMI Focus Fund, a series fund in FMI Funds, Inc. was approved by shareholders on November 25, 2013 to re-organize into Broadview Opportunity Fund of November 29, 2013;

WHEREAS,  FMI Common Stock Fund, a fund in FMI Common Stock Fund, Inc. was approved by shareholders on November 25, 2013 to re-organize and become a series fund in FMI Funds, Inc., effective January 31, 2014;

WHEREAS, The intent of this Second Amendment is to remove FMI Common Stock Fund, Inc. from the Agreement, and to update Schedules A and B.

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, all parties to the Amendment acknowledge, consent and agree to the following:
1.	References to FMI Common Stock Fund, Inc. in the Agreement are removed.
2.	Schedules A and B are amended.
3.	All parties agree to continue to be bound by the original terms and conditions of the Agreement. Further, all rights and obligations established in the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers effective as of the date first written above.

FMI FUNDS, INC.	RAFFERTY CAPITAL MARKETS, LLC

BY: /s/John S. Brandser	BY: /s/Thomas A. Mulrooney
NAME: John S. Brandser	NAME: Thomas A. Mulrooney
TITLE: Vice President	TITLE: President

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SCHEDULE A
Amended 12-1-13

The following Funds are covered by the terms and conditions of the Distribution Agreement:

FUND	SYMBOL

FMI Common Stock Fund	FMIMX

FMI Large Cap Fund	FMIHX

FMI International Fund	FMIJX

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SCHEDULE B
Amended 12-1-13

The service fee schedule, (as stated in the Compensation Section of the Distribution Agreement), for Distribution services provided by Rafferty Capital Markets, LLC (“RCM”) for the FMI Common Stock Fund, Inc. FMI Funds, Inc. and FMI Mutual Funds, Inc. is:

●	$18,000 per annum.
●
$150 per advertising piece for review and FINRA filing plus pass along of FINRA filing fees plus the FINRA fees of $100 for first 10 pages of any piece and $10 for each additional page; FINRA charges $500 for expedited review.

●	$1,000 annual fee per FINRA registered reps employed by the Fund wherein RCM is asked to carry the FINRA license.
●	If applicable, RCM will pass-along any NSCC fees for Fund/SERV processing required by the Fund.

All fees are billed and payable on a quarterly basis.

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